OFFICE RENTAL AGREEMENT

THIS AGREEMENT, entered into this the 1st day of August, 2001, by and between Joelma Brasil and Labtech Systems Inc. of Mississauga, in the Province of Ontario, Canada. WHEREAS Labtcch Systems Inc. desire to lease space from Joelma Brasil and, WHEREAS the parties wish to set down in writing their agreement regarding the cost associated with such space. NOW THEREFORE, in consideration of the mutual promises and benefits to be derived by the parties, they do hereby agree to the following:

1. The parties shall lease space at 3950 Worthview Place, Mississauga, Ontario L5N-6S7 at a gross rent of CDN$1,500.00 per month, of which the rate is inclusive of all additional common element expenses such as heat, light, water, property taxes, and maintenance expenses, and,
2. The space shall consist of approximately 800 square feet which shall include space which is designated as common area and storage area and,
3. Labtech Systems agree to use the same for the following purpose and no other: General Offices
4. This agreement shall be effective during the initial lease period signed by the parties as well as all subsequent extensions and shall bind all heirs, successors, and assigns. 5. This agreement shall be construed under the laws of the Province of Ontario.

The parties have set their hands and seals on the day first above written.


/s/ LUIZ O. BRASIL
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Labtech Systems Inc.
Luiz O. Brasil, President
[LEASEE]


/s/ JOELMA B. BRASIL
--------------------
Joelma Brasil
[LEASOR]